Exhibit 99.1

Funicular Funds, LP

2261 Market Street #4307

San Francisco, California 94114

Forte Biosciences, Inc.

3060 Pegasus Park Drive, Building 6

Dallas, Texas 75247

August 24, 2022

Dear Members of the Board of Directors:

As the Company’s largest stockholder, with beneficial ownership of approximately of 9.9% of the shares of common stock outstanding of Forte Biosciences, Inc. (“Forte” or the “Company”) prior to the Company’s ill-advised at-the-market (“ATM”) offering, we are writing to express our deep dismay regarding the dilutive and unnecessary capital raise. The Board of Directors (the “Board”) is obligated to serve the interests of stockholders, yet in response to recent outreach, you have acted in complete contravention of that duty. Rather than constructively address the legitimate and serious concerns raised by stockholders, you have instead embarked on a value-destructive, scorched-earth path without so much as an explanation.

The status quo is untenable. We urge the Board to immediately establish a special committee comprised solely of independent directors to: (i) thoroughly investigate recent actions taken in response to stockholder feedback, (ii) rectify the recent dilutive capital raise by formulating a plan to return capital to stockholders, (iii) consider and recommend a separation of the Chairman and CEO roles at Forte, and (iv) exercise the Board’s authority under the Company’s Bylaws to call a Special Meeting of Stockholders in order to allow the owners of the Company to determine its future direction.

While we patiently awaited response from the Board to our proposal that the Company return capital, management plotted the exact opposite course of action, issuing new shares for cash consideration far below their value. While significant damage has already been done, we urge the Board to refrain from using the proceeds for any material transaction and thereby doubling down on efforts to disenfranchise holders.

Records will show that Chairman and CEO Paul A. Wagner personally directed the Company’s broker, Ladenburg Thalmann, to engage in open market sales of newly issued shares at prevailing market prices dramatically below any reasonable estimate of their intrinsic value. The ATM sales, which are continuing, substantially diluted stockholders, resulting in a 37.8% increase in share count and a $0.37 reduction in proforma book value per share from approximately $2.59 to $2.22 based on the Company’s most recent 10-Q filing. Dr. Wagner’s petty response to reasoned stockholder feedback represents an appalling lack of business judgment, which resulted in potentially actionable harms to existing stoc kholders. Moreover, even as the Company has continued to issue new shares through the ATM, Dr. Wagner has attempted to play favorites with public stockholders, flatly refusing a reverse inquiry in which we attempted to offset the economic effect of the undesired dilution by acquiring additional shares at prevailing market prices.

The Board’s decisions to adopt a poison pill and tap the ATM represent an unconscionable dereliction of duty. We reserve all rights to take any actions required to ensure that stockholders interests are paramount in the boardroom. It is not too late for the Board to do the right thing and take the necessary steps to preserve value for all stoc kholders.

Sincerely,

/s/ Jacob Ma-Weaver

Jacob Ma-Weaver Managing Member, Cable Car Capital LLC General Partner of Funicular Funds, LP